Filed by Codere Online Luxembourg, S.A.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: DD3 Acquisition Corp. II

Commission File No. 001-39767

Form F-4 File No. 333-258759

Seeking Alpha CEO Interview Series with Martin Werner and Moshe Edree

October 27, 2021

https://seekingalpha.com/article/4462405-codere-online-ceo-moshe-edree-dd3-ceo-martin-werner-online-gambling-in-latin-america-video

Jesse Redmond (Seeking Alpha Host):

Welcome to Seeking Alpha CEO interviews. I’m your host, Jesse Redmond. Today, I’m joined by Martin Werner, CEO and chairman of DD3 Acquisition Corp II, and Moshe Edree, CEO of Codere Online. Gentlemen, thanks for joining us.

Moshe Edree (Managing Director - Codere Online):

Thank you, Jesse.

Martin Werner (CEO - DD3 Acquisition Corp. II (NASDAQ: DDMX)):

Thank you.

Jesse Redmond (Seeking Alpha Host):

Let’s start off with some introductions. Martin, do you want to tell us a bit about yourself and how you got involved in the SPAC business?

Moshe Edree (Managing Director - Codere Online):

Sure. I started my career working in the Mexican government, managing the public sector debt. From there, I moved on to Goldman Sachs, where I was there for 16 years, running the Mexico office and co-heading investment banking for Latin America. And after a long career at Goldman, I decided to do something more entrepreneurial. So together with a friend that worked at Goldman, we founded DD3 at the end of 2016. And when we started DD3 in the second year, the guys from Early Bird, who are the guys who invented the SPACs, came to Mexico and they told us about the product. It was before the SPAC boom that came up probably towards the end of ‘19, 2020. So we found the product very interesting. We decided to launch a small one first. So we did our first SPAC at the end of 2018, which is the one that we merged with Betterware that turned out to do great. And this is our second one. So that’s the way we got involved. It was because of Early Bird came to Mexico. We thought the product was very well suited for a country like Mexico for emerging, growing companies to go to NASDAQ, and it’s worked great. And we’re looking forward to working well again with Codere Online.

Jesse Redmond (Seeking Alpha Host):

And is it fair to say that you kind of specialize in more Latin American stuff? Is that accurate?

Martin Werner (CEO - DD3 Acquisition Corp. II (NASDAQ: DDMX)):

That’s super accurate. We actually specialize in Latin America and more so in Mexico. I mean, because we’re based in Mexico, my partner and I, we’ve been doing deals in Mexico for our whole careers, and that’s where we get most of our deal flow. But some companies like Codere Online are really global companies, but with a strong Mexican footprint.

Jesse Redmond (Seeking Alpha Host):

Okay. Fantastic. And, Moshe, can you share how you arrived as CEO of the company and a little bit about how you got involved in the online gambling space?

Moshe Edree (Managing Director - Codere Online):

Yeah, sure. So I started my career in early 2004. I graduated from New York. I did my MBA at Bridgeport. And back then, the online gaming was in a booming stage. There was big companies getting into that market. I opened my own operation with my own titles, which among them was Casino Las Vegas. They ran on the software of Playtech. That was an Israeli-based company that provided a B2B software for online gaming. Today, it’s one of the market leaders in the software arena for gaming and sports betting. And for several years, I ran my own company. Later on, I sold it to PartyGaming. I joined PartyGaming, which was a UK-listed company and I helped them to build their online casino. Back then, they were mainly a Pokerface company. And from there, I specialized in helping retail companies going online. Among others, it’s Ladbrokes, which is a high street brand in the UK and one of the biggest online gaming. And in 2018, after a long career in the online gaming and sports betting, myself and my team were introduced to Codere. We were looking for a new venture to join, and we were looking for an interesting market, regulated market. We always specialized in regulated markets, and there were basically two options. It was either to go to Latin America or to North America. North America was, to my opinion, a bit crowded and very consolidated in terms of the amount of the candidate, the title that we can work with, while Codere just started their online business. So we joined in 2018 and we helped them to establish the platform, the technology, the marketing, the customer retention management, the overall structure of the company. And last year after the COVID started, we thought it would be good idea to go to the market and to raise money for marketing. And luckily, we were introduced to DD3 and the team, and we find it’s extremely interesting vehicle to do it through, a special purpose vehicle on the SPAC and then a Nasdaq listing. And that’s where we are.

Jesse Redmond (Seeking Alpha Host):

Fantastic. And, Martin, when you were looking for acquisition targets for the SPAC, were you particularly interested in things in the gambling space or was this just a unique opportunity that you came across?

Martin Werner (CEO - DD3 Acquisition Corp. II (NASDAQ: DDMX)):

Since our first SPAC, when we look for companies that need to do well in a market like NASDAQ, we look really for growing companies, no? And companies with a technology angle. So we found that in our first company, Betterware. And when we started the process with our second SPAC, we started looking at some FinTech companies and then Codere Online, the opportunity came along. And we think that the gaming space is also well suited for NASDAQ. It’s a sector that the US investors are familiar with, but there are no really public platforms to offer online gaming in Latin America and Europe like Codere Online. So we thought that it was a very good fit for NASDAQ. The company had a strong presence in Mexico, which is our core market. So we thought it was a good fit and we really like the team. So we think it really fits with our growing interest in the sector with the technology angle thesis.

Jesse Redmond (Seeking Alpha Host):

And, Moshe, before we talk about the company itself, can you help us understand what’s going on, big picture, in the online gambling space and maybe specifically in Latin America? I know there’s some pretty impressive dynamics playing out in terms of the addressable market and the trends there. Do you want to touch a little bit about some of the big picture themes going on in that market?

Moshe Edree (Managing Director - Codere Online):

Yeah. Well, as I mentioned before, I mean, there isn’t a lot of early stage countries that regulated recently that they’re not crowded already if you look on the world map and the online gaming activity. So we see that the heart of the business, it’s the most I would say, crowded areas are in UK, Germany, and generally in Europe, because that’s been regulated for the past 15 years and more. While Latin America has its own, I would say, unique point of entry since, first and foremost, the country started being regulated just in the past few years. And in Mexico, up until today, the license that you can have in online gaming, it’s related and dependent on a retail license. So you must have a retail license in order to have an online license, which have a high barrier to online brands that would like to get to the market. They cannot do it without the local partners, obviously.

And secondly, we can see the trend that is kind of watching all over Latin America from one country to another, that countries are seeking income from, first, they’re looking for income to come on the tax level of online gaming, but also to try to regulate the industry because there’s a lot of illegal gaming happening in those countries, so the countries prefer to regulate it. Having said that, although it’s regulated, I mean, between Mexico, Columbia, Panama, the city of Buenos Aires, the province of Buenos Aires, it’s still quite challenging for international brand or online gaming operation that does not have any kind of footprint in Latin America to establish local operation or to enter to this market.

First and foremost, you need to have very strong alliances in terms of the banking system because processing, it’s a big issue in our business. So you need to have a strong access to any kind of online processing solution, which we are calling the gateway. You need to go to gateway. Secondly, you need to have marketing skills. I mean, you need to know the market. You need to understand the differentiation between the Mexican market and the appetite of the clients. Then, the Colombian versus the Colombian or versus the Panamanian and so on and so forth.

Each country has its own story, its own appetite and different kind of games that they like, different kind of titles that they like, and betting on sports on different kind of leagues. So whomever is not a local hero that has local brands, such as Codere. Codere has more than 30 years of experience in retail in Latin America. They have gaming halls since 1984 in Mexico, which give us a lot of a great advantage, both in terms of understanding the market, but also in terms of our ability to leverage the retail activity into online activity.

And it’s not something that any international brand has, so that brings us to the front line in terms of the possibility to succeed in those market. And secondly, I think that today, most of the international brand or the strong brands that are operating either in North America or in Europe, they prefer, right now, to gain their market share there then to go to new markets. And I would say, it’s not their first choice to open a new market in Latin America.

Jesse Redmond (Seeking Alpha Host):

And if we were just meeting for the first time and I asked you, tell me a little bit about the Codere Online business, Moshe, how would you describe the business to someone that’s not familiar with the company?

Moshe Edree (Managing Director - Codere Online):

Well, I would say that it’s first and foremost, it’s a business based on a very strong local brand, which this is a thing that is our great advantage. It’s based on a very strong omnichannel strategy that we know that has a very successful track record in other areas, like in the UK and North America. We see that MGM and DraftKing and Flutters and Golden Nuggets, they based some of the strategy about the alliances with the retail business that they have in North America. And that’s exactly the strategy that we will take to Latin America. I would say that it’s a growing business. It’s a business that based on a very strong operational skill set that the people have. My team has more than 10 years of experience, each one of them, in their own domain, if it’s marketing, if it’s retention, if it’s customer service, if it’s product. And most importantly, I mean, we are a self-standing platform that has the flexibility to expand into the continent in our own time and based on the regulation.

Jesse Redmond (Seeking Alpha Host):

And when you speak to the retail business, can you just elaborate a bit on what that means?

Moshe Edree (Managing Director - Codere Online):

Yeah. Retail is brick and mortars gaming hall, traditional gaming halls. Codere has more than 90 gaming halls just in Mexico itself. It’s a well established brand that entertains and hosts people that coming to place bets on a slot machine, bingo machines, or sports betting. The same gaming hall that we know from Vegas, but in a, I would say, smaller scale.

Jesse Redmond (Seeking Alpha Host):

Okay. So similar to what we might call a casino.

Moshe Edree (Managing Director - Codere Online):

Exactly. Exactly.

Jesse Redmond (Seeking Alpha Host):

Okay. And what is your target market? What the geographic focus, specifically? I know specifically Latin America, but what particular countries are you in today and where might you be looking to expand the business?

Moshe Edree (Managing Director - Codere Online):

This day, we’re operating in six core markets, which four of them are Latin America and two are in Europe. It’s Italy and Spain. Spain, due to the fact that Codere, originally, it’s a Spanish company, based in Madrid and traded in the Madrid in Spain stock exchange. The core markets in Latin America, it’s first and foremost, Mexico. That’s the biggest market, and that’s our main focus for the years to come. Secondary markets are Colombia, Panama, the city of Buenos Aires. And the second stage would be market that will become regulated soon that we already know that it’s in the pipeline of the local regulators, such as Puerto Rico, such as Uruguay, Chile, Peru. And the big promised land, I would say, the next, the big market would be Brazil. I mean, Brazil is not regulated yet. Obviously, it’s the biggest country in the continent. Not just it’s extremely populated, but also we know from competitors that are currently operating in Brazil, although it’s not regulated, that it’s extremely, I would say, a strong market for marketing. There’s a very strong betting appetite from the locals.

Jesse Redmond (Seeking Alpha Host):

And, Martin, being based in Mexico City and being real familiar with those Latin American markets, can you give me an opinion on where we are in the cultural evolution of online gambling? For example, I’m based in California. It’s not technically legal to gamble here, so people have to go to certain websites and then you open an account and you have to fund it. And then, you get something in your bank statement that says it was from Nigeria because they can’t do proper payment processing. And so here, gambling isn’t taboo, but it’s not really integrated into the culture. I have friends in Australia where speculating and gambling is really part of the cultural thing there and it’s common to talk about your bets at work and it’s just an understood part of culture. Could you explain relative to Mexico and Latin America, Martin, where you perceive we are in that evolution?

Martin Werner (CEO - DD3 Acquisition Corp. II (NASDAQ: DDMX)):

Yes. I will tell you first in Mexico, online gaming is legal. And Codere Online, one of the things we like about Codere Online is that it operates in regulated markets with all the permits in every market. So that’s the way Codere Online operates. Now ,in terms of the culture of online gaming in Mexico, I think that we are, and I would like Moshe to complement this, we’re in the early innings, because the industry has been just starting a couple of years. There’s a lot of marketing for the industry, so people are becoming very, very familiar. And mostly, what you have is that young people are the ones who like to gamble online. But more and more people are getting used to watching a soccer game or a football game and placing a bet, and it’s part of the experience, no? So I think it’s becoming more and more ingrained into that kind of experience, but still in the early innings, I would say.

Moshe Edree (Managing Director - Codere Online):

Yeah. You know spend per capita in the world. I mean, in general, in the world, it’s after oil and food, it’s entertainment and online entertainment. And sports betting, it’s definitely one of the biggest, I would say, industries and the biggest product that people are spending time and money on. It’s, I would say, the biggest entry level of each newcomer to the online arena, either through the cell phone, the mobile, the desktop, it’s online gaming. So, I mean, mainly sports betting. In Mexico, it’s a huge industry, sports betting. I mean, the Mexican are a great fan of football. Football, it’s a big part of our strategy in online gaming, and therefore, not just for marketing, but also from the size of the market that we see already by operating in this market in the last two years, we see the amount of channels that we have to advertise and the amount of prospects that we can register. It’s a huge market.

Jesse Redmond (Seeking Alpha Host):

And, Moshe, how much of the revenue is derived from traditional sports betting versus online casino offerings like games you might play?

Moshe Edree (Managing Director - Codere Online):

Right. So at the moment, it’s split almost 65, 35, meaning 65%, it’s sports betting and 35%, it’s iGaming, which is gaming, casino games-like. But I think that as mature as we’re going to be, it will be 50, 50. And the fact is that we are acquiring more sports players just from the fact that there are more people that interested in sports betting and sports product than in casino product. More people know and have the appetite to place a bet on a football match or a tennis match rather to place a bet on a roulette or a blackjack table.

But what we are doing is, as an operational back office, we are offering those players also playing on what we are calling side games, which are games that they can play while there’s not a sports event, and therefore we see that there is kind of a transition of fund from sports betting to casino games toward the maturity of the players, and it will become 50- 50. I mean, in terms of income and revenues, 50% bets is going to be placed on a sports event and 50% on a gaming event.

Jesse Redmond (Seeking Alpha Host):

Are the margins similar between those two businesses?

Moshe Edree (Managing Director - Codere Online):

Oh, not at all. Not at all. I mean, with sport, the margin are much higher. I mean, it’s anywhere between, and again, this is like market standard, so it’s nothing that cannot be disclosed, but anywhere between 5% to 10% margins, while casino games, it’s anywhere between 2% to 3.5% margin for the house. But the wagering that people are playing on slot machine, or the amount of bets that they are placing is much higher. So the revenue is higher on casino, while the margin are lower, usually.

Jesse Redmond (Seeking Alpha Host):

Higher turnover when somebody keeps going back to the blackjack table over and over, I would guess.

Moshe Edree (Managing Director - Codere Online):

Exactly. Exactly.

Jesse Redmond (Seeking Alpha Host):

And are eSports part of the business plan? I’ve talked to some folks in Brazil before that were pretty enthusiastic about that market in terms of people betting on people playing the eSports games. Is that something you guys are looking at?

Moshe Edree (Managing Director - Codere Online):

Not at the moment. Not at the moment. eSports is completely a set of skills. I mean, it’s a professional different business and we’re not in that area yet.

Jesse Redmond (Seeking Alpha Host):

Okay. And any plans to enter the US market, and if so, how might that look? Is there an opportunity to potentially target the Hispanic market in the US? Because I know, if I’m understanding correctly the dynamics in the US, are that more and more states are coming online with regulated gambling offerings. Is that something you’re looking at?

Moshe Edree (Managing Director - Codere Online):

This is correct, Jesse. More and more states are becoming regulated. And we definitely find the US market, the North American market extremely interesting. In order to do so, we need two things. We need, first and foremost, to have a unique selling point. And we believe that targeting the Hispanic market could be a unique selling point for us, just from the fact that, A, we have Latin American expertise from the years of operating there. But also, we believe that after modifying the platform and the content of the websites and the different applications that we have to be more kind of Latino look and feel, so we think that the Hispanic market in North America can be interesting. Definitely, the most states that there is a bigger population of Latin American, and those will be the states that we are looking for, like Florida, for instance.

Jesse Redmond (Seeking Alpha Host):

And California.

Moshe Edree (Managing Director - Codere Online):

Yeah. California, of course. But California is not regulated yet.

Jesse Redmond (Seeking Alpha Host):

Right. Is California heading that direction, do you know?

Moshe Edree (Managing Director - Codere Online):

The last time that I read, they are talking about 2023, to be regulated for online gaming, but you can never know.

Jesse Redmond (Seeking Alpha Host):

And is the benefit of regulation, whether it’s Latin America or here in the States, is that there’s an opportunity to capture some tax revenue?

Moshe Edree (Managing Director - Codere Online):

You mean in terms of the states’ side?

Jesse Redmond (Seeking Alpha Host):

Yes. Is that-

Moshe Edree (Managing Director - Codere Online):

Yeah, for sure.

Jesse Redmond (Seeking Alpha Host):

It feels like we’re seeing more and more states and, in Latin America, countries running towards regulation. And I suspect that’s driven by money, correct?

Moshe Edree (Managing Director - Codere Online):

It driven by two, I think, that the two reasons. First and foremost, obviously, the money. I mean the gaming taxes, it’s like the VAT. I mean, it’s taxes being calculated from the wagering. It’s critically and it’s very heavy. I mean, we are paying in Mexico, for instance, around 20% from the revenues on taxation, just a gaming tax. It’s not an income tax. It’s just the gaming tax. So it’s extremely expensive and definitely a great source of income for the countries, for the states.

And secondly, once you regulate the market, you have more control about the illegal gaming and therefore, I mean, there’s no reason for anyone to go and take a loan or to bet in illegal operation and to pay cash and to be exposed. While it’s regulated, there’s much more restriction that’s protecting the player by the amount that he can wager, by self extract. If he decide that he doesn’t want to play anymore, he just press a button, he self extract and we cannot accept him anymore. So it’s pretty much defend the players’ side and it’s control the market, obviously. Yeah.

Jesse Redmond (Seeking Alpha Host):

And, Martin, maybe you can take this one. Who do you see as competitors to Codere Online? Who are businesses that are similar, that are operating in the region?

Martin Werner (CEO - DD3 Acquisition Corp. II (NASDAQ: DDMX)):

I think that the key competitor and where we think we have the best opportunity to grow market share is really in Mexico. In Mexico, there’s one company that actually Moshe knows very, very well called Caliente, that has a market share between 80% to 90% in online gaming. So we feel that we have a very good technology, we have the right product. So we do a good marketing push and continue improving the experience for our clients, we think that we can definitely gain market share from them. I think it’s unusual. In no market in the world, you have somebody dominating that much. So I think that’s really the market where we see the biggest opportunity, and that has kind of the very unique situation. I think, in the other markets, probably Moshe can talk more about that, but it’s a more balanced situation. We have a very big market share in Spain, but nothing like what Caliente has in Mexico. And then, I think that we’re starting to really grow in Colombia and Panama. And I think in Argentina, the retail presence of Codere is very, very important, especially in the province of Buenos Aires, surrounding the capital city, so that now with are our license in the capital, I think that we should probably have a decent market share in Argentina too.

Moshe Edree (Managing Director - Codere Online):

Yeah, this is correct, Jesse. I mean, I think that Martin said correctly about the monopoly in Mexico. And we believe that, again, with our strength of the brand of Codere on the retail side, the brick and mortar side, and activity that we started, and we still in early stages. I mean, the regulation itself in some of the countries is quite new, like in Colombia, for instance, and Panama, that just started less than a year ago. So being an early comers to the market and to establish a strong brand will give us a great advantage. I know from my experience from other countries that once the local brands operated and start operating early, they gain the market share that later on is quite hard to impact. So we believe that being one of the first in Panama, in Colombia, in Mexico, we believe that, during the year, we will have the market share and protect that. Want it to be easy for us to maintain this market share.

Jesse Redmond (Seeking Alpha Host):

And let’s jump into making money a little bit. Perhaps, Moshe, you can talk a little bit about this. Can you explain the business model to investors? How does Codere Online make money?

Moshe Edree (Managing Director - Codere Online):

Yeah. Well, I think that it’s quite typical to any other online eCommerce business and typically to the online gaming business. We build all our plan and our business plan on a cohort basis, meaning we acquire players. Our main assets, our players, we acquire the players through different channels. Most of them are online channels, but also through advertising on TV and radio and sponsorship, usually with the sports club. We partner with Real Madrid. We’ve been the exclusive betting partner of Real Madrid in Spain for many years. And now, we are extending this partnership into Latin America, so we will be the exclusive gaming partner of Real Madrid in Latin America, all over Latin America. We are sponsoring, at the moment, the football club of Monterrey, Rayados, the biggest club in North Mexico, and River Plate in city of Buenos Aires. So that’s a very strong title, very strong partnership.

Once we acquire the players, then the retention process started. And like any other eCommerce platform, our goal is to maintain the client and to give them the best service to provide them all the information that they need in order to place the bet on sports events or to entertain himself in gaming games. And basically, there is kind of like metrics of the lifetime value of players. I mean, from the time that they start playing with you and what is the lifetime would be. From that, we just accumulate how much can we spend in overall in marketing to acquire one player. It quite typical to any eCommerce business. I mean, it costs you per capita. It costs you per acquisition of one player. And then, he has a lifetime of spend.

Obviously, as the services that we provide are better and the quality of the service that we’re giving is better, and as much as we will add more and more content, because one of the things is that people today are seeking for more and more content. And if you compare today, the amount of data or games or even sports event that there are on the platform versus 5 and 10 years ago, you will see that it’s going ballistic. I mean, if 5 or 10 years ago, you can find not more than few single thousands of games on any platform. Today, we are talking about more than 100,000 slot machines that are being offered through the platform. And same with sports event. So we are offering any sports event from unique woman football league in North America to Chinese tennis table matches, and everything in between. We’re trying to cover it 24/7 and 365 days a year in sport events.

Jesse Redmond (Seeking Alpha Host):

And you’re in the common growth company area, where revenue is expanding nicely, while profits, for now, are a bit harder to find. The company lost $17 million in 2019 and $15 million in 2020. Moshe, what’s a reasonable timeframe to become profitable? And kind of walk us through your revenue and earnings, broad expectations over the next couple of years. Just kind of frame where you’re heading.

Moshe Edree (Managing Director - Codere Online):

Well, it is correct. I mean, we’re running on a negative EBITDA from the fact that we are injecting most of the free cash into marketing. Spend by itself, since 2017, it’s a EBITDA positive, profitable business, but we’re using the free cash in order to invest and to grow to other market. If I’m not mistaken, the plan that we submitted is going to break even point during 2024, three years of operation. And the reason for that is that usually in our business are based on in order to get a stabilized, profitable business, you should spend not more than 30% as a finger rule on marketing, while we are spending in the first few years, more than 50% on marketing, and that in order to get market share, obviously, and to gain market share, and to accelerate the business. And we believe that with the right investment through that transaction with the SPAC, it will allow us to fulfill the full plan of the five years plan.

Jesse Redmond (Seeking Alpha Host):

Great. Let’s jump into that SPAC a little bit. Codere Online is going public through a SPAC called DD3 Acquisition Corp II. I don’t think I’ll ever get used to these SPAC names. This is DD3 Capital Partner’s second SPAC. DD3’s first SPAC successfully merged Betterware de Mexico SA de CV, which trades on NASDAQ under BWMX, in March, 2020 and has been really successful. Martin, perhaps you could share why Codere is an attractive target and walk us through the big picture details of the transaction.

Martin Werner (CEO - DD3 Acquisition Corp. II (NASDAQ: DDMX)):

Yeah, sure. Yeah. As I said before, Jesse what we really like about Codere Online is that in a sector that is in the early innings in Latin America, they have the brand, the omnichannel, the technology, and the team to attack this sector, which is online gaming in Europe and Latin America. So the growth is really Latin America, as we have discussed.

So the company has a great growth profile in an industry that is just starting to be adapted to Latin America. It’s an industry that the NASDAQ market is familiar with online gaming because there are many US companies in the space. There’s no Latin America play today in online gaming, so we thought that we have a great team. We have a company that has the retail presence that brings clients to the online. We have licenses in many countries in Latin America, a great platform, so we think that this company is the right company for the NASDAQ market, coming from Latin America. It has a very interesting industry with a lot of growth with a strong team that really knows this industry. And I think that we’re well positioned with a brand that is already established in the region.

Jesse Redmond (Seeking Alpha Host):

And, Moshe, I’m sure you considered a traditional IPO or staying private. Can you talk a bit about why the SPAC was attractive and what you feel DD3 brings to the table, specifically?

Moshe Edree (Managing Director - Codere Online):

Yeah, sure. I mean, actually we didn’t consider an IPO, to go public through an IPO traditional process, just from the fact that it could be quite a long and painful process to a company in our stage and our scale. The other option that we had, it was either to go through a strategic partnership with a private or a strategic investor, or to go through the SPAC process. We find the SPAC interesting and very attractive, A, because we had a very good match with the team from DD3. We find them extremely professional. We were guided and we were being accompanied by Stifel. They were like advisor team, which help us a lot in that process.

And secondly, there’s with the SPAC, you have a certainty of the PIPE investment that you know for sure, even if you’ll go, which I believe, and I hope that would not be our case. Even if you go through a full redemption, you know exactly with how much you will end up the transaction and we build our plan upon that. So it give us a lot of certainty to initiate our expand plan to Mexico and the rest of the core countries in Latin America with a very high certainty that we have this partnership. Plus, it allow Codere, the group, to maintain their majority in that transaction.

Jesse Redmond (Seeking Alpha Host):

And the deal will leave you with approximately $145 million cash position. Can you share your plans with the proceeds?

Moshe Edree (Managing Director - Codere Online):

So it pretty much depend on the redemption and the deSPAC process. Maybe Martin can elaborate more than that in terms about how we foreseeing how much we’ll end up with. But, as I mentioned, the plan that we submitted in our presentation investor deck and in the presentation to the market, it’s based on the PIPE investment only, which is approximately $76 million.

Jesse Redmond (Seeking Alpha Host):

Okay. And do you have any specific plans-

Moshe Edree (Managing Director - Codere Online):

But hopefully, we will end up with more.

Jesse Redmond (Seeking Alpha Host):

Okay. And do you have the plans with the proceeds?

Moshe Edree (Managing Director - Codere Online):

So the plan in that is... So, obviously, if we’ll end up with the PIPE only, which, again, I hope that we will not, and I’m sure that we will not because we truly believe that’s an attractive transaction, first and foremost, we will accelerate our plan in the core markets, which is Mexico and Colombia and Panama and the city of Buenos Aires, alongside Spain to maintain the market share in Spain. If we will end up with more than $76 million, so we will start building our strategy to go forward to the expanded market, which are, as I mentioned, Puerto Rico and Panama and, sorry, and Peru and Chile, and obviously, in Brazil, if that would be regulated in the next coming years. If not, it will give us some dry powder also to look for interesting M&A transaction in that region.

Jesse Redmond (Seeking Alpha Host):

And, Martin, I’m always interested in the risk side of the equation as well. When you’re evaluating this deal or you’re thinking about it in your free time, what are the concerns that keep you up at night? What do you worry might not work out with the Codere Online business?

Martin Werner (CEO - DD3 Acquisition Corp. II (NASDAQ: DDMX)):

I mean, I think that we feel that the growth trajectory is pretty strong. So the key thing is that we need to deliver profitable growth to investors, no? So, as Moshe was saying, in the first years, you need to invest more than what’s your steady state marketing budget of 30% of revenues. But we have already a strong PIPE committed that gives us at least ammunition to get the company on a stronger footing marketing-wise. So the key, probably, risk is to make sure that once we invest those resources, we get the growth, no? I mean, we’re pretty confident in that, but you have to see it, no? So I think that I would tell you that probably what we’re looking to right now is making sure that once we put all the resources to work on marketing and technology, we start seeing the response in terms of more engagement from players, higher return on investment, and that’s what we need to see, no? So that, I will say, is a key risk.

And then, the other thing is that because we’re operating in regulated markets and we want to grow in Latin America and the big market to grow is Brazil, of course, I think that... And there’s a lot of conversations and there’s been a lot of discussion in the Brazilian Congress about regulating online gaming. I think that we really would like that market to open up quickly because given the retail presence in the region, the knowledge of the regulatory framework, I think that we’re well positioned to get a license in Brazil, and that would be a fantastic market to go into. So that would be the other risk that we would like to find out sooner rather than later.

Jesse Redmond (Seeking Alpha Host):

And in closing, Moshe, can you share two goals you have for the business over the next year?

Moshe Edree (Managing Director - Codere Online):

So the first goal would be, as Martin said, to follow our promises in terms of the growth rate in Mexico, specifically. By the way, unlike different SPAC, I mean, our business plan is based on historical data as well. So it give much, a bit more comfort to the investors because we can prove at least some of the metrics based on historical data; how much it cost us to acquire players and how much do we envision that this player will spend and what would be the size of the market that we can attack.

So, first and foremost, it’s to be able to accelerate the plan in Mexico, and faster is better. And then, we have two exciting markets that we just started. Actually, three. It’s Panama. We just started Italy and the city of Buenos Aires. So that’s quite a lot on one plate. Aside of that, we have an interesting and exciting partnership that we cannot disclose yet, but in Mexico specifically, and I believe that that trend will continue, of us engaged with different football clubs and sports club for partnership with sponsors.

Jesse Redmond (Seeking Alpha Host):

Well this has been-

Moshe Edree (Managing Director - Codere Online):

Exciting things ahead.

Jesse Redmond (Seeking Alpha Host):

Sorry. Okay. Well-

Moshe Edree (Managing Director - Codere Online):

Yeah. No, I’m saying there’s a lot of exciting things ahead.

Jesse Redmond (Seeking Alpha Host):

Well, this has been fantastic, guys. I appreciate you both, both of you taking the time. Thanks for joining us on Seeking Alpha and best of luck moving forward.

Martin Werner (CEO - DD3 Acquisition Corp. II (NASDAQ: DDMX)):

Thank you very much.

Moshe Edree (Managing Director - Codere Online):

Thank for your time.

About Codere Online

Codere Online launched in 2014 as part of the renowned casino operator Codere Group. Codere Online offers online sports betting and online casino through its state-of-the art website and mobile application. Codere currently operates in its core markets of Spain, Italy, Mexico, Colombia and Panama and expects to start operating in the City of Buenos Aires (Argentina) in late 2021. Codere Online’s online business is complemented by Codere Group’s physical presence throughout Latin America, forming the foundation of the leading omnichannel gaming and casino presence in the region.

About Codere Group

Codere Group is a multinational group devoted to entertainment and leisure. It is a leading player in the private gaming industry, with four decades of experience and with presence in seven countries in Europe (Spain and Italy) and Latin America (Argentina, Colombia, Mexico, Panama, and Uruguay).

About DD3 Acquisition Corp. II

DD3 was formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. DD3’s efforts to identify a prospective target business are not limited to a particular industry or geographic region. Learn more at https://www.dd3.mx/en/spac.

Additional Information about the Business Combination and Where to Find It

Codere Online Luxembourg, S.A. (“Holdco”), Servicios de Juego Online, S.A.U. (together with its consolidated subsidiaries upon consummation of the Proposed Business Combination, “Codere Online”), DD3 Acquisition Corp. II (“DD3”) and the other parties thereto have entered into a business combination agreement (the “Business Combination Agreement”) that provides for DD3 and Codere Online to become wholly-owned subsidiaries of Holdco (the “Proposed Business Combination”). In connection with the Proposed Business Combination, a registration statement on Form F-4 (the “Form F-4”) has been filed by Holdco with the U.S. Securities and Exchange Commission (“SEC”) that includes a proxy statement relating to DD3’s solicitation of proxies from DD3’s stockholders in connection with the Proposed Business Combination and other matters described in the Form F-4, as well as a prospectus of Holdco relating to the offer of the securities to be issued in connection with the completion of the Proposed Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM F-4 AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The definitive proxy statement/prospectus will be mailed to holders of record of DD3 common stock at the close of business on October 14, 2021, the record date established for voting on the Proposed Business Combination. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Codere Online Luxembourg, S.A., 7 rue Robert Stümper, L-2557 Luxembourg, Grand Duchy of Luxembourg.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including any statements as to Holdco’s, Codere Online’s, DD3’s or the combined company’s future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations, market size and potential growth opportunities, competitive position, expectations and timings related to commercial launches or the consummation of the Proposed Business Combination, potential benefits of the Proposed Business Combination and PIPE investments, technological and market trends and other future conditions, are forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Holdco’s, Codere Online’s, DD3’s and the combined company’s actual results may differ from their expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “likely,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Holdco’s, Codere Online’s and DD3’s expectations with respect to the timing of the completion of the Proposed Business Combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Holdco’s, Codere Online’s and DD3’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the outcome of any legal proceedings that may be instituted against Holdco, Codere Online and/or DD3 following the announcement of the Business Combination Agreement and the transactions contemplated therein; (3) the inability to complete the Proposed Business Combination, including due to failure to obtain approval of DD3’s stockholders, certain regulatory approvals, or satisfy other closing conditions in the Business Combination Agreement; (4) the occurrence of any other event, change, or other circumstance that could cause the Proposed Business Combination to fail to close; (5) the impact of COVID-19 on Codere Online’s business and/or the ability of the parties to complete the Proposed Business Combination; (6) the inability to obtain and/or maintain the listing of Holdco’s ordinary shares or warrants on NASDAQ following the Proposed Business Combination; (7) the risk that the Proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Proposed Business Combination; (8) the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of Codere Online and the combined company to grow and manage growth profitably, and retain its key employees; (9) costs related to the Proposed Business Combination; (10) changes in applicable laws or regulations; (11) the amount of redemptions by DD3’s stockholders in connection with the Proposed Business Combination; and (12) the possibility that Holdco, Codere Online or DD3 may be adversely affected by other economic, business and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in DD3’s most recent filings with the SEC, the Form F-4 and the definitive proxy statement/prospectus to be mailed to DD3’s stockholders in connection with the Proposed Business Combination. All subsequent written and oral forward-looking statements concerning Holdco, DD3, Codere Online, the combined company, the Proposed Business Combination or other matters and attributable to Holdco, Codere Online or DD3 or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Holdco, Codere Online and DD3 expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation

This press release is not a proxy statement and does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination. This press release also does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Participants in the Solicitation

Holdco, Codere Online and DD3 and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of DD3’s stockholders in connection with the Proposed Business Combination. Information regarding the names, affiliations and interests of DD3’s directors and executive officers is set forth in the final prospectus for DD3’s initial public offering filed with the SEC on December 10, 2020, as well as in other documents DD3 has filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of DD3’s stockholders in connection with the Proposed Business Combination is set forth in the Form F-4. Information concerning the interests of Holdco’s, Codere Online’s and DD3’s participants in the solicitation, which may, in some cases, be different than those of Holdco’s, Codere Online’s and DD3’s equity holders generally, is also set forth in the Form F-4. Shareholders, potential investors and other interested persons should read carefully the Form F-4 and the definitive proxy statement/prospectus before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Contacts:

Investors

Ryan Lawrence, ICR

Ryan.Lawrence@icrinc.com

332-242-4321

Guillermo Lancha, Codere

Guillermo.Lancha@codere.com

(+34)-628-928-152

Media

Brian Ruby, ICR

Brian.Ruby@icrinc.com

203-682-8268

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